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Lamar M. Chambers Senior Vice President and Chief Financial Officer	Ashland Inc. 50 E. RiverCenter Blvd., P.O. Box 391 Covington, KY 41012-0391 Tel: 859 815-4341, Fax: 859 815-5895

February 19, 2013

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Ashland Inc.
Form 10-K for the Year Ended September 30, 2012
Filed November 19, 2012
Response dated January 28, 2013
File No. 1-32532

Dear Mr. Decker:

Set forth below are responses from Ashland Inc. (“Ashland” or “we”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated February 15, 2013, concerning Ashland’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012, and our response letter dated January 28, 2013.

For your convenience, the response set forth below has been put in the same order as the Comment was presented and repeats the Comment prior to the response.  The Comment is highlighted in bold.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results (“MD&A”), page M-1

Results of Operations – Consolidated Review, page M-6

Use of non-GAAP measures, page M-6

Comment 1

We note your response to comment two from our letter dated January 22, 2013.  In your proposed disclosure, you indicate that the difference between the actual and expected return on assets contribute to the recognition of actuarial gains and losses.  You disclosed an actual return on plan assets of $357 and an expected return on plan assets of $226 in your proposed disclosure.  Please disclose the actual return percentage and expected return percentage associated with these amounts.  Please also expand your disclosures to clearly state, if true, that Adjusted EBITA reflects the expected return on plan assets, rather than the actual return on plan assets, as a result of your adjustment to eliminate actuarial gains and losses associated with your defined benefit plans.

U.S. Securities and Exchange Commission
February 19, 2013

Response 1

We have noted your request for disclosure regarding the actual and expected return percentages for Ashland’s pension plan assets as well as expanded disclosure concerning the expected asset return being included within the calculation of Adjusted EBITDA.  In future filings we will expand our disclosures in the MD&A to disclose the actual and expected return percentages on pension plan assets for each year presented.  Specifically, we will add footnote disclosures to the table which we propose to include within the MD&A – Application of Critical Accounting Policies – Employee benefit obligations section.  These footnote disclosures will provide the requested percentages related to the actual and expected return on pension plan asset captions for each year presented.  In addition, we will disclose in the MD&A under the Results of Operations—Consolidated Review—“Use of non-GAAP measures” that the calculation of Adjusted EBITDA includes the expected return on pension plan assets and does not include the actual return on pension plan assets.

Ashland acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and that Ashland may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the information contained in this letter is responsive to the Comment in your letter dated February 15, 2013.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call David A. Rines, Senior Group Counsel, or Michael A. Meade, Assistant Controller, at (859) 815-5100 and (859) 815-3402, respectively, if you have any questions regarding this submission.

Sincerely,

/s/ Lamar M. Chambers
Lamar M. Chambers
Senior Vice President and Chief Financial Officer

cc:         Ernest Greene, Staff Accountant